UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| | | |
|---|---|---|
| Application of Unitil Corporation | ) | |
| | ) | CERTIFICATE PURSUANT TO |
| and its Subsidiaries on Form U-1 | ) | RULE 24 UNDER THE PUBLIC |
| | ) | UTILITY HOLDING COMPANY ACT |
| (File No. 70-9633) | ) | of 1935 |

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Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Unitil Corporation, a New Hampshire Corporation ("Unitil"), certifies that it has entered into letters of credit as proposed in the post-effective amendment to the application/declaration to the Commission on Form U-1 (File No. 70-9633) and authorized by order of the commission in Public Utility Holding Company Act Release No. 27307, dated December 15, 2000. Unitil also certifies that the transactions mentioned above have been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and of the Commission's order with respect thereto.

Further, pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation, on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 27182; File No. 70-9633, June 9, 2000).

Because Unitil is authorized to incur short term debt through June 30, 2003, it will file a "past-tense" opinion of counsel letter when the authorization period expires and the last step of the transactions proposed in the application/declaration has occurred.

<u>Exhibit</u>

Exhibit A - Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term Borrowings and Money Pool Transactions for the fourth quarter of 2000.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By: /s/ Mark H. Collin
Mark H. Collin
Treasurer

Dated: January 30, 2001

**EXHIBIT A**

# QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS FOR THE FOURTH QUARTER OF 2000

| | Unitil Corporation | Concord Electric Company | Exeter & Hampton Electric Company | Fitchburg Gas & Electric Light Company |
|---|---|---|---|---|
| (a) | | | | |
| Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter: | | | | |
| Money Pool | N/A | $7,224,808 | $7,962,261 | $19,955,042 |
| Banks | $32,500,000 | None | None | None |
| (b) | | | | |
| Average Interest Rate for the Money Pool Borrowings During the Quarter* | N/A | 7.11% | 7.11% | 7.11% |
| (c) | | | | |
| Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter: | | | | |
| Fleet Bank – NH | $16,000,000 | None | None | None |
| Citizens Bank | $7,500,000 | None | None | None |
| Sovereign Bank | $9,000,000 | None | None | None |

* Excludes Bank Service and Commitment Fees

**EXHIBIT A**

# QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS FOR THE FOURTH QUARTER OF 2000

| | UNITIL Power Corp. | UNITIL Realty Corp. | UNITIL Service Corp. | UNITIL Resources Inc. |
|---|---|---|---|---|
| (a) | | | | |
| Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter: | | | | |
| Money Pool | $2,397,600 | $110,433 | $1,213,869 | $1,730,159 |
| Banks | None | None | None | None |
| (b) | | | | |
| Average Interest Rate for the Money Pool Borrowings During the Quarter* | 7.02% | 7.06% | 7.06% | 7.07% |
| (c) | | | | |
| Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter: | | | | |
| Bank of Boston | None | None | None | None |
| Fleet Bank – NH | None | None | None | None |
| Citizens Bank | None | None | None | None |
| Sovereign Bank | None | None | None | None |

* Excludes Bank Service and Commitment Fees

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By:______________________________

Mark H. Collin

Treasurer

Dated: January 30, 2001